
November 10, 2010

Bill Otis
Chief Executive Officer
New Ulm Telecom, Inc.
27 North Minnesota Street
New Ulm, Minnesota

      Re: **New Ulm Telecom, Inc.**
             Form 10-K for Year Ended December 31, 2009
             Filed March 29, 2010
             Form 10-Q for the Quarterly Period Ended June 30, 2010
             Filed August 12, 2010
             File No. 000-03024

Dear Mr. Otis:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      /s/ Paul Fischer for
                      Larry Spirgel
                      Assistant Director